FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Schedule of ICICI Securities BFSI Conference: November 9-10, 2017

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of ICICI Securities BFSI Conference held in Mumbai during November 9-10, 2017. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI Securities BFSI Conference: November 9-10, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group	Acacia Partners
2.	Group	Birla MF
3.	Group	Alchemy PMS
4.	One-on-one	Amansa
5.	Group	Artemis
6.	Group	Ask Investments
7.	Group	Aviva India
8.	Group	Axis MF
9.	Group	Bajaj Allianz
10.	Group	Bharti Axa Life
11.	Group	Birla Life
12.	Group	BNP Paribas
13.	Group	BOB Mutual Fund
14.	Group	Canara HSBC Life
15.	Group	Canara Robeco
16.	Group	DSP Blackrock
17.	Group	Exide Life
18.	One-on-one	Fidelity
19.	Group	First Voyager
20.	One-on-one	Franklin Templeton
21.	Group	Goldman Sachs Asset Management
22.	One-on-one	Halbis
23.	Group	HDFC MF
24.	Group	Indus Capital
25.	Group	Ishana Capital
26.	One-on-one	Janchor
27.	Group	Karma Capital
28.	Group	Kotak MF
29.	Group	Kotak Life
30.	Group	L&T MF
31.	Group	Mirae AMC
32.	Group	Motilal Oswal
33.	Group	Navis Capital
34.	Group	PNB Metlife
35.	Group	PPFAS
36.	Group	Principal MF
37.	Group	Reliance AIF
38.	Group	Reliance Life
39.	Group	Reliance AMC
40.	Group	Reliance MF
41.	Group	Renaissance Invest
42.	Group	SBI Life
43.	Group	Siddhesh capital
44.	Group	Steadview Capital + Malkin Capital
45.	Group	Sundaram MF
46.	Group	Tamohara Capital
47.	Group	Tata AIA Life
48.	Group	Tata MF
49.	Group	Taurus Mutual Fund
50.	Group	Treeline
51.	Group	UTI MF
52.	Group	White oak India

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 14, 2017	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager